SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                               --------------

                                 FORM 8-A/A

                              Amendment No. 1

             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                 PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934


                                 NICOR INC.
  -----------------------------------------------------------------------------
           (Exact Name of Registrant as Specified in Its Charter)

                  Illinois                                 36-2855175
  ---------------------------------------     ---------------------------------
  (State of Incorporation or Organization)    (IRS Employer Identification No.)

             1844 Ferry Road
             Naperville, Illinois                            60563-9600
  ---------------------------------------     ---------------------------------
  (Address of Principal Executive Offices)                   (Zip Code)

  If this form relates to the         If this form relates to the
  registration of a class of          registration of a class of
  securities pursuant to Section      securities pursuant to Section
  12(b)of the Exchange Act and is     12(g) of the Exchange Act and is
  effective pursuant to General       effective pursuant to General
  Instruction A.(c), please check     Instruction A.(d), please check
  the following box.  [X]             the following box.  [ ]

  Securities Act registration statement file number to which this form relates:

  Not applicable
  ---------------
  (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

      Title of Each Class              Name of Each Exchange on Which
      to be so Registered              Each Class is to be Registered
      -------------------              ------------------------------

  Preference Stock Purchase Rights     New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

                                    None
                    -------------------------------------
                              (Title of Class)


                             Page 1 of 8 Pages

                          Exhibit Index at Page 8.

Item 1.  Description of Registrant's Securities to be Registered
         -------------------------------------------------------

         On September 9, 1997, the Board of Directors of NICOR Inc. (the "Company") declared a dividend distribution of one Right for each outstanding share of common stock, par value $2.50 per share (the "Common Stock"), of the Company to shareholders of record at the close of business on September 30, 1997 (the "Record Date"). Except as described below, each Right, when exercisable, entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preference Stock, with no par value per share (the "Preference Stock"), at a price of $105.00 per one one-hundredth share (the "Exercise Price"), subject to adjustment.

         The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Harris Trust and Savings Bank, as Rights Agent.

         Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Right certificates will be distributed. Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the outstanding shares of Common Stock (the "Shares Acquisition Date") or (ii) 15 business days (or such later date as may be determined by action of the Board of Directors of the Company (the "Board of Directors") prior to the time that any person becomes an Acquiring Person) following the commencement of (or a public announcement of an intention to make) a tender or exchange offer if, upon consummation thereof, such person or group would be the beneficial owner of 10% or more of such outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced by the Common Stock certificates together with a copy of this Summary of Shareholder Rights Plan and not by separate certificates.

         The Rights Agreement also provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption, expiration or termination of the Rights), the transfer of any certificates for Common Stock, with or without a copy of this Summary of Shareholder Rights Plan, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, such separate Right Certificates alone will evidence the Rights.

         The Rights are not exercisable until the Distribution Date and will expire at the earlier of (i) September 30, 2007 (the "Final Expiration Date") and (ii) the redemption of the Rights by the Company as described below.

         If any person (other than the Company, its subsidiaries or any person receiving newly-issued shares of Common Stock directly from the Company) becomes the beneficial owner of 10% or more of the then outstanding shares of Common Stock, each holder of a Right will thereafter have the right to receive, upon exercise at the then current exercise price of the Right, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. The Rights Agreement contains an exemption for any issuance of Common Stock by the Company directly to any person (for example, in a private placement or an acquisition by the Company in which Common Stock is used as consideration), even if that person would become the beneficial owner of 10% or more of the Common Stock, provided that such person does not acquire any additional shares of Common Stock.

         If, at any time following the Shares Acquisition Date, the Company is acquired in a merger or other business combination transaction or 50% or more of the Company's assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon exercise at the then current exercise price of the Right, common stock of the acquiring or surviving company having a value equal to two times the exercise price of the Right.

         Notwithstanding the foregoing, following the occurrence of any of the events set forth in the preceding two paragraphs (the "Triggering Events"), any Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will immediately become null and void.

         The Exercise Price payable, and the number of shares of Preference Stock or other securities or property issuable, upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution, among other circumstances, in the event of a stock dividend on, or a subdivision, split, combination, consolidation or reclassification of, the Preference Stock or the Common Stock, or a reverse split of the outstanding shares of the Preference Stock or the Common Stock.

         With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments require an adjustment of at least 1% in the Exercise Price. The Company will not be required to issue fractional shares of Preference Stock or Common Stock (other than fractions in multiples of one-hundredths of a share of Preference Stock) and, in lieu thereof, an adjustment in cash may be made based on the market price of the Preference Stock or Common Stock on the last trading date prior to the date of exercise.

         The Preference Stock is a new series of preference stock that is nonredeemable and that ranks junior to other series of preference stock of the Company that are currently issued or may be issued in the future. Each share of Preference Stock will be entitled to a minimum preferential quarterly dividend of $1.00 per share but will be entitled to an aggregate dividend equal to 100 times the dividend declared per share of Common Stock. In the event of liquidation, each share of Preference Stock will be entitled to a minimum preferential liquidation payment of $.01 per share but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each share of Preference Stock will have one vote, voting together with the Common Stock and other capital stock of the Company. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preference Stock will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions. Because of the nature of the Preference Stock's dividend and liquidation rights, the value of the one one-hundredth of a share of Preference Stock purchasable upon the exercise of each Right should approximate the value of one share of Common Stock.

         At any time after the date of the Rights Agreement until the time that a person becomes an Acquiring Person, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"), which may (at the option of the Company) be paid in cash, shares of Common Stock or other consideration deemed appropriate by the Board of Directors. Upon the effectiveness of any action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

         The Board of Directors of the Company is generally responsible for administering, interpreting and making all decisions and taking all actions with respect to the Rights Agreement, including, without limitation, the decision to redeem or exchange the Rights or to amend the Rights Agreement.

         The provisions of the Rights Agreement may be amended by the Company, except that any amendment adopted after the time that a person becomes an Acquiring Person may not adversely affect the interests of holders of Rights.

         As of August 31, 1997, there were 48,544,970 shares of Common Stock outstanding and 4,073,582 shares of Common Stock reserved for issuance under employee benefit plans. Each outstanding share of Common Stock on September 30, 1997 will receive one Right. 800,000 shares of Preference Stock will be reserved for issuance in the event of exercise of the Rights.

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired, and under certain circumstances the Rights beneficially owned by such a person or group will become void. The Rights should not interfere with any merger or other business combination approved by the Board of Directors because, if the Rights would become exercisable as a result of such merger or business combination, the Board of Directors may, at its option, at any time prior to the time that any Person becomes an Acquiring Person, redeem all (but not less than all) of the then outstanding Rights at the Redemption Price.

         A copy of the Rights Agreement is being filed with the Securities and Exchange Commission as an exhibit to this Registration Statement on Form 8-A. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

Item 2.  Exhibits
         --------

     1. Rights Agreement, dated as of September 9, 1997, between NICOR Inc. and Harris Trust and Savings Bank, as Rights Agent, which includes as Exhibit A thereto the Resolution Designating the Rights, Preferences and Other Terms of the Preference Stock, as Exhibit B thereto the Form of Right Certificate and as Exhibit C thereto the Summary of Shareholder Rights Plan. Pursuant to the Rights Agreement, Right Certificates will not be mailed until the occurrence of certain events described more fully in Section 3 of the Rights Agreement.

      2. Form of Letter to Shareholders of NICOR Inc.

      3. Press Release by NICOR Inc., dated September 9, 1997.

                                 SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          NICOR INC.




Date:     October 15, 1997               By:  /s/  David L. Cyranoski
    ---------------------------               ------------------------
                                              Name:  David L. Cyranoski
                                              Title: Senior Vice President,
                                                     Secretary and Controller

                               EXHIBIT INDEX

                                                                         Page
                                                                         ----

1.       Rights Agreement, dated as of September 9, 1997, between          *
         NICOR Inc. and Harris Trust and Savings Bank, as Rights
         Agent, which includes as Exhibit A thereto the Resolution Designating the Rights, Preferences and Other Terms of the Preference Stock, as Exhibit B thereto the Form of Right
         Certificate and as Exhibit C thereto the Summary of Shareholder Rights Plan. Pursuant to the Rights Agreement,
         Right Certificates will not be mailed until the occurrence of certain events described more fully in Section 3 of the Rights Agreement.

2.       Form of Letter to Shareholders of NICOR Inc.                      *

3. Press Release by NICOR Inc., dated September 9, 1997.                   *

*Previously filed